Exhibit 99.1

Sphere 3D Reports Third Quarter Fiscal Year 2021 Financial Results

Toronto, Ontario - November 15, 2021 - Sphere 3D Corp. (NASDAQ: ANY) (the "Company" or "Sphere 3D"), a company delivering containerization, virtualization, and data management solutions, today reported financial results for its third quarter ended September 30, 2021.

"It has been an eventful quarter and fiscal 2021 to date for the Company. We have successfully pivoted to the cryptocurrency mining industry with the purchase of our first 60,000 miners, capable of producing 6 exahash of capacity, with the company receiving confirmation that the first batch of machines will ship next week.  In addition, we have secured an agreement with Gryphon Digital Mining to have Core Scientific host and manage about 230 megawatts of bitcoin mining capacity, which covers over 71,000 bitcoin mining machines." stated Peter Tassiopoulos, CEO of Sphere 3D, adding "This year has also seen us complete financings in the first nine months of this year that have bolstered our balance sheet by providing in excess of $200 million of cash and a significantly increased financial flexibility to grow our business. We also sponsored our first SPAC, Minority Equality Opportunities Acquisition (NASDAQ:MEOA) which successfully closed on an upsized $126.5 million IPO during the quarter."

"Lastly, the Company continues to work closely with the management team at Gryphon Digital Mining on its previously announced merger. It has been a very busy six months for both Gryphon and our Company as we have each been focused on growth and transitioning our respective companies. Gryphon has successfully transitioned to full mining operations with over 1,200 Bitmain S19jPro miners now operational and mining bitcoin. The exciting changes that we have undergone have pushed our timelines out to seek the regulatory and shareholder approvals required to close, however, we are actively working towards completion of the merger, and plan to provide further updates as we move towards closing the transaction."

Third Quarter 2021 Financial Results:

Our results for third quarter 2021 were as follows:

• Revenue for the third quarter of 2021 was $1.0 million, compared to $0.9 million for the third quarter of 2020.

• Gross margin for third quarter of 2021 was 46.6%, compared to 60.0% for the third quarter of 2020.

• Operating expenses for third quarter of 2021 were $3.0 million, compared to $2.2 million for the third quarter of 2020.

• Depreciation and amortization for third quarter of 2021 was $0.5 million, compared to $0.3 million for the third quarter of 2020.

• Net loss from operations for third quarter of 2021 was $2.6 million, or a net loss of $0.07 per share, compared to a net loss from operations of $1.2 million, or a net loss of $0.17 per share, for the third quarter of 2020.

• Net loss, before dividends on preferred shares, for the third quarter of 2021 was $2.4 million.

• Dividends on preferred shares for the third quarter of 2021 was $168,000 compared to nil for the third quarter of 2020.

Nine Months Ended September 30, 2021 Financial Results:

• Revenue for the first nine months of 2021 was $2.9 million, compared to $2.8 million for the first nine months of 2020.

• Gross margin for the first nine months of 2021 was 45.5%, compared to 51.6% for the first nine months of 2020.

• Operating expenses for the first nine months of 2021 were $8.7 million, compared to $6.2 million for the first nine months of 2020.

• Depreciation and amortization for the first nine months of 2021 was $0.8 million, compared to $0.7 for the first nine months of 2020.

• Net loss from operations for the first nine months of 2021 was $8.2 million, or a net loss of $0.41 per share, compared to a net loss from operations of $4.2 million, or a net loss of $0.81 per share, in the first nine months of 2020.

•  Net loss, before dividends on preferred shares, for the first nine months of 2021 was $7.7 million.

• Dividends on preferred shares for the first nine months of 2021 was $530,000 compared to nil for the first nine months of 2020.

Investor Conference Call:

Sphere 3D will not be hosting a third quarter fiscal year 2021 earnings conference call.

About Sphere 3D:

Sphere 3D Corp. (NASDAQ: ANY) delivers containerization, virtualization, and data management solutions via hybrid cloud, cloud and on-premise implementations both directly and through its reseller network and professional services organization. Sphere 3D has a portfolio of brands, including HVE ConneXions, and UCX ConneXions, dedicated to helping customers achieve their IT goals. For more information, visit www.sphere3d.com. Follow us on Twitter @Sphere3D and @HVEconneXions

Safe Harbor Statement:

This press release contains forward-looking statements that involve risks, uncertainties, and assumptions that are difficult to predict. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of risks and uncertainties including, without limitation, our inability to obtain additional debt or equity financing; any increase in our cash needs; the Company's ability to maintain listing with the NASDAQ Capital Market; market adoption and performance of our products; the level of success of our collaborations and business partnerships; possible actions by customers, partners, suppliers, competitors or regulatory authorities; and other risks detailed from time to time in our periodic reports and other filings with the United States Securities and Exchange Commission (www.sec.gov) and with Canadian securities regulators (www.sedar.com).  Sphere 3D undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

Investor Contact:

Kurt Kalbfleisch

+1-858-495-4211

Investor.relations@sphere3d.com

 SPHERE 3D CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
Revenue	$1,041	$890	$2,875	$2,791
Cost of revenue	556	356	1,568	1,352
Gross profit	485	534	1,307	1,439

Operating expenses:
Sales and marketing	287	336	998	872
Research and development	297	264	803	947
General and administrative	2,446	1,590	6,868	4,406
	3,030	2,190	8,669	6,225
Loss from operations	(2,545)	(1,656)	(7,362)	(4,786)
Other income (expense):
Interest expense - related party	-	(191)	(496)	(309)
Interest expense	(1)	(57)	(20)	(142)
Interest income and other, net	146	715	225	1,002
Loss before income taxes	(2,400)	(1,189)	(7,653)	(4,235)
Provision for income taxes	-	1	-	4
Net loss	(2,400)	(1,190)	(7,653)	(4,239)
Dividends on preferred shares	168	-	530	-
Net loss available to common shareholders	$(2,568)	$(1,190)	$(8,183)	$(4,239)

Net loss per share:
Basic and diluted	$(0.07)	$(0.17)	$(0.41)	$(0.81)
Shares used in computing net loss per share:
Basic and diluted	34,327,302	6,949,010	20,004,425	5,240,003

 SPHERE 3D CORP.
 CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	September 30,	December 31,
	2021	2020
	(Unaudited)	(Unaudited)
ASSETS
Cash and cash equivalents	$100,521	$461
Accounts receivable, net	226	264
Inventories	501	558
Notes receivable	2,140	-
Other current assets	1,686	807
Total current assets	105,074	2,090
Notes receivable	11,386	3,207
Investment in special purpose acquisition company	5,420	-
Investment	2,100	2,100
Intangible assets, net	13,186	2,608
Goodwill	1,385	1,385
Other assets	85,300	443
Total assets	$223,851	$11,833

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	$3,239	$5,805
Long-term debt	-	672
Other long-term liabilities	1,140	347
Total shareholders' equity	219,472	5,009
Total liabilities and shareholders' equity	$223,851	$11,833